Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

September 22, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 17, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from SSGA Active Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

State Street® My2032 Municipal Bond ETF

State Street® My2036 Corporate Bond ETF

State Street® My2032 High Yield Corporate Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi